Filed Pursuant to Rule 424(b)(3)
File No. 333-120879

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated July 1, 2005)

Spectre Gaming, Inc.

6,152,313 Shares of
Common Stock

The information contained in this prospectus supplement amends and updates our Post-Effective Amendment No. 3 filed on June 29, 2005 and the prospectus contained therein dated July 1, 2005, as previously supplemented by a prospectus supplement filed on October 19, 2005, and should be read in conjunction therewith. Please keep this prospectus supplement with your prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 21, 2005

Forward-Looking Statements

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Statements made in this report which are not historical in nature, including but not limited to statements using the terms “may,”  “expect to,”  “believe,”  “should,”  “anticipate,” and other language employing a future aspect, are referred to as forward-looking statements, should be viewed as uncertain and should not be relied upon. Although our management believes that the results reflected in or suggested by these forward-looking statements are reasonable, all forward-looking statements involve risks and uncertainties and our actual future results may be materially different from the expectations expressed in such forward-looking statements. In particular, all statements included herein regarding activities, events or developments that Spectre Gaming expects, believes or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and other such matters are forward-looking statements. The foregoing list is not exhaustive, and Spectre Gaming disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements. Actual events may differ materially from those anticipated in the forward-looking statements. Important factors that may cause such a difference include those risk factors summarized above. For additional information regarding these and other factors, see our Annual Report on Form 10-KSB for the year ended December 31, 2004 and other recent filings with the SEC.

Interim Financial Statements - Quarter Ended September 30, 2005

Included in this prospectus supplement beginning at page F-1 are the interim financial statements as of and for the three months and nine months ended September 30, 2005 and 2004, including the accompanying notes thereto. These interim financial statements, which were included in our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005, should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2004 that were included in the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of Spectre Gaming (sometimes referred to as the “Company”) is derived from our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005. Other than as summarized below under “Recent Developments,” we have not attempted to update this discussion in any way. You should read the following discussion in conjunction with our condensed consolidated financial statements as of and for the three months and nine months ended September 30, 2005 and 2004 beginning at page F-1 in this prospectus supplement, as well as our consolidated financial statements and related notes included in the prospectus and in the audited financial statements, and notes thereto, for fiscal year ended December 31, 2004, included in our Annual Report on Form 10-KSB for the year ended December 31, 2004.

RESULTS OF OPERATIONS

The Three and Nine Months Ended September 30, 2005 Compared to the Three and Nine Months Ended September 30, 2004

Revenues. Revenues for the three months ended September 30, 2005 were $151,000 as compared with $0 for the three months ended September 30, 2004. Revenues for the nine months ended September 30, 2005 were $400,000 as compared with $0 for the nine months ended September 30, 2004. The increase in revenues is the result of Spectre Gaming placing its gaming machines in customer locations starting in October 2004. The Company had not placed any machines, and therefore recognized no revenue, during the three and nine months ended September 30, 2004.

1

Research and Development Expenses. Research and development expenses for the three months ended September 30, 2005 and 2004 were $166,000 and $0, respectively. Research and development expenses for the nine months ended September 30, 2005 and 2004 were $371,000 and $850,000, respectively. Research and development expenses during the three and nine months ended September 30, 2005 consisted primarily of salary expense and consulting expense. On March 4, 2004, the Company signed an agreement with MET Games, Inc. (“MET”) to purchase certain Linux-based software and technology being developed by and owned by MET for the operation of certain gaming computers and systems. Pursuant to the agreement, the Company made a $250,000 cash payment to MET and issued 800,000 unregistered, restricted shares of the Company’s common stock.

Due to the development of the software not having reached technological feasibility on the date of the agreement and the $250,000 cash payment being a significant performance commitment, the Company expensed the cash payment and the value of the common stock, $600,000, as research and development expense in March 2004. The common stock was valued at $0.75 per share, based upon the price of the Company’s then recently completed private placement.

Sales and Marketing Expenses. Sales and marketing expenses for the three months ended September 30, 2005 were $389,000 as compared with $0 for the three months ended September 30, 2004. Sales and marketing expenses for the nine months ended September 30, 2005 were $1,325,000 as compared with $0 for the nine months ended September 30, 2004. Sales and marketing expense for the three and nine months ended September 30, 2005 consisted primarily of salary and consulting expenses associated with placing games in customer locations. In addition, there were expenses related to travel, promotions, regulatory game approval and theme development during the three and nine months ended September 30, 2005.

General and Administrative Expenses. General and administrative expenses for the three months ended September 30, 2005 and 2004 were $597,000 and $723,000, respectively. General and administrative expenses for the nine months ended September 30, 2005 and 2004 were $1,869,000 and $1,548,000, respectively. The general and administrative expenses for the three and nine months ended September 30, 2005 primarily consisted of salary and employee related expenses, travel expense, consulting and professional fees, insurance and rent expense. General and administrative expenses for the three and nine months ended September 30, 2004 primarily consisted of salaries, professional services, consulting and travel expenses. The increases in expense in 2005 as compared to 2004 primarily resulted from the Company commencing operations in the Native American and charitable gaming markets. To execute on the opportunity in these markets, the Company hired employees and engaged consultants which significantly increased these expenses. General and administrative expense for the three and nine months ended September 30, 2005 include expenses of $46,000 and $277,000, respectively, related to options and warrants granted to consultants.

Impairment of Inventory. The Company recorded a charge for impairment of inventory of $501,000 for the three and nine months ended September 30, 2005. The Company recorded no charge for the three and nine months ended September 30, 2004. The charge was necessary to reflect the Company’s estimated realizable value of certain inventory items held by the Company. The value of the inventory was based on preliminary discussions with potential buyers. The ultimate sales prices recovered by the Company, however, will be subject to final negotiations with buyers.

2

Impairment of Leased Gaming Equipment. The Company recorded an impairment of leased gaming equipment of $281,000 for the three and nine months ended September 30, 2005. The Company recorded no impairment for the three and nine months ended September 30, 2004. The impairment was attributable to gaming machines placed with customers under participation agreements, where the carrying value was deemed to be not recoverable.

Net Other Expense. Net interest expense was $935,000 for the three months ended September 30, 2005 as compared with net interest expense of $264,000 for the three months ended September 30, 2004. Net interest expense was $1,706,000 for the nine months ended September 30, 2005 as compared with net interest expense of $357,000 for the nine months ended September 30, 2004. The increase in other expense is primarily due to interest on notes payable to Pandora Select Partners, L.P. and Whitebox Intermarket Partners L.P. along with the amortization of the associated debt issuance costs and the amortization of the original issue discounts. Interest expense for the three and nine months ended September 30, 2005, also increased due to interest expense on the promissory note issued to Bally Gaming, Inc. and interest expense and amortization of the associated debt issuance costs related to the promissory note issued to Crown Bank.

Net Loss. The Company incurred a net loss of $2,813,000 and $987,000 for the three months ended September 30, 2005 and 2004, respectively. The Company incurred a net loss of $5,923,000 and $2,754,000 for the nine months ended September 30, 2005 and 2004, respectively. The increased net losses for the three and nine months ended September 30, 2005 as compared with September 30, 2004 is primarily the result of the Company commencing operations in the Native American and charitable gaming markets which involve significant increases in employee and consulting expense. The net loss includes $812,000 for asset impairment and $936,000 and $1,721,000 of interest expense for the three and nine months ended September 30, 2005, respectively. The net loss for the nine months ended September 30, 2004, includes the expense related to the consideration paid in the MET transaction.

Liquidity and Capital Resources. The Company had a working capital deficit of $4,866,000 at September 30, 2005 and working capital of $2,661,000 at December 31, 2004. Cash used in operations was $3,194,000 and $3,129,000 for the nine months ended September 30, 2005 and 2004, respectively. For the nine months ended September 30, 2005, the primary uses of cash were to fund the Company’s net loss. These uses were partially offset by non-cash charges related to depreciation and amortization, a writedown of inventory to net realizable value, impairment of leased gaming equipment, amortization of license fees, amortization of original debt issue discount, amortization of debt issuance costs and stock options and warrants issued for services. For the nine months ended September 30, 2004, the primary uses of cash were to fund the Company’s net loss, acquire inventory and to acquire technology and distribution rights. These uses were partially offset by increases in accounts payable, payroll and related taxes and accrued expenses and a non-cash charge related to common stock issued for services.

Cash used in investing activities was $1,088,000 and $91,000 for the nine months ended September 30, 2005 and 2004, respectively. For the nine months ended September 30, 2005 the Company used cash primarily to acquire technology and distribution rights to Bally Gaming, Inc.’s redemption technology and for the nine months ended September 30, 2005 and 2004, the Company used cash for capital expenditures, primarily at its El Cajon, California location.

Cash provided by financing activities was $2,028,000 for the nine months ended September 30, 2005 as compared with cash provided by financing activities of $3,455,000 for the nine months ended September 30, 2004. Proceeds from notes payable provided $2,380,000 of cash during the nine months ended September 30, 2005. Payments on notes payable used $247,000 and debt financing costs used $105,000 and $143,000 of cash during the nine months ended September 30, 2005 and 2004, respectively. In November 2003, the Company began a private placement offering which ended in March 2004. A majority of the sales of the Company’s common stock in this offering occurred after December 31, 2003. In the offering, the Company sold a total of 1,796,829 shares of its common stock (of which 1,531,989 were sold in 2004) for a per share price of $0.75 (i.e., raising a gross total of $1,347,626, $1,148,996 of which was raised in 2004). The Company used an agent for a portion of these sales. As a fee, the Company paid the agent $62,550 in cash and issued the agent five-year warrants to purchase up to 83,400 shares of the Company’s common stock for an exercise price of $0.75 per share.

3

On May 20, 2004, the Company received $1,100,000 in a convertible debt investment from Pandora Select Partners, L.P. The related promissory note was payable in interest only, at 10% per annum, through August 20, 2004, and thereafter is payable in equal monthly installments over the next 15 months. The note is convertible by Pandora into common stock of Spectre at $2.50 per share, and allows Spectre, subject to certain conditions and limitations, to make monthly installment payments with its common stock at a price per share equal to 90% of the average closing bid price of the common stock over the 30 trading days immediately preceding the payment date. In connection with the financing, Spectre paid a 3% origination fee, issued a fully-vested five-year warrant for the purchase of 200,000 shares of Spectre’s common stock at $2.50 per share, and granted Pandora a security interest in the Company’s assets. The warrants contain provisions that provide for the exercise price to be adjusted downward if the Company issues additional common stock or common stock equivalents with a lower exercise price. In addition, Spectre agreed to file a registration statement by November 3, 2004 with the SEC, covering the issuance or resale of the shares of Spectre’s common stock which may be issued in connection with the note and warrant issued to Pandora, and cause the same to be declared effective by February 1, 2005. The registration statement was declared effective on January 24, 2005. In connection with the financing, the Company also paid a finder’s fee to Blake Capital Advisors, LLC of $50,000 and issued a fully-vested five-year warrant for the purchase of 50,000 shares of the Company’s common stock at $2.50 per share and a fully-vested five-year warrant for the purchase of 50,000 shares at $3.00 per share. Net cash received by the Company after paying the finders fee, origination fee and legal cost of the lender of $10,000 was $1,007,000.

On September 10, 2004, the Company issued two $750,000 promissory notes accruing interest at 10% per annum. One note was issued to Pandora Select Partners, L.P. and the other note was issued to Whitebox Intermarket Partners, L.P. The notes were payable interest only through March 10, 2005, at which time the principal was due. In connection with the financing, Spectre paid a 3% origination fee, issued fully-vested five-year warrants for the purchase of 50,000 shares of Spectre’s common stock at $3.00 per share to both Pandora and Whitebox, and granted Pandora and Whitebox security interests in the Company’s assets. The warrants contain provisions that provide for the exercise price to be adjusted downward if the Company issues additional common stock or common stock equivalents with a lower exercise price. In addition, Spectre agreed to file a registration statement by November 3, 2004 with the SEC, covering the issuance or resale of the shares of Spectre’s common stock which may be issued in connection with the warrants issued to Pandora and Whitebox, and cause the same to be declared effective by February 1, 2005. The registration statement was declared effective on January 24, 2005. Net cash received by the Company after paying the origination fee and legal costs of the lenders of $5,000 was $1,450,000.

On March 10, 2005, the Company signed amendments to the two above-referenced $750,000 secured promissory notes issued to Pandora and Whitebox. The amendments extended the due date of the notes to June 10, 2005, which date could be further extended by the Company to September 10, 2005. As part of the amendments the Company agreed to maintain assets whose value equals or exceeds the principal interest amounts then owned under the notes. For purposes of valuing the assets for compliance under this provision, the Company’s cash shall be valued at 100%, the Company’s accounts receivable shall be valued at 80% and the Company’s inventory and fixed assets shall be valued at 50% of their respective book values. As consideration for the amendments, the Company paid Pandora and Whitebox each $18,750 and amortized the expense over the first extension period. In June 2005, the Company elected to extend the notes to September 10, 2005, and paid Pandora and Whitebox each $18,750 and amortized the expense over the second extension period.

4

On September 28, 2005 the Company entered into Forbearance and Extension Agreements with both Pandora and Whitebox extending the maturity dates of the two notes until September 30, 2006. Pursuant to the agreements, beginning October 10, 2005 and on the 10th day of each month thereafter, the Company is required to pay the accrued interest on the notes.

On June 21, 2005, the Company issued a $1.5 million unsecured promissory note to Crown Bank of Edina, Minnesota. The note was due on August 31, 2005 and bears interest at 1% above prime. In connection with this loan the Company paid a two percent origination fee. The loan was guaranteed by two persons, Ronald E. Eibensteiner (the Company’s former Chairman and Chief Executive Officer, and a then greater-than-ten-percent shareholder) and D. Bradly Olah, who became our President on August 2, 2005. In exchange for their guarantees, the Company issued each of the foregoing guarantors five-year warrants to purchase 150,000 shares of the Company’s common stock at the price of $2.20, the closing price of the common stock on the date of issuance.

On September 29, 2005 the Company entered into a Forbearance and Extension Agreement with Crown Bank of Edina, Minnesota extending the due date of the $1.5 million unsecured promissory until October 31, 2005. On October 28, 2005, the Company paid the balance in full of the unsecured promissory note to Crown Bank.

On September 30, 2005, the Company issued eight unsecured short-term promissory notes to eight separate investors in exchange for a total of $880,000. On the same day, the Company obtained an oral commitment from another investor to loan the Company $150,000 for an identical unsecured promissory note. Under their terms, all of the promissory notes accrued interest at the rate of 6% per annum, and were to become due and payable in full on October 21, 2005. The promissory notes (including accrued interest) were convertible, at the option of the noteholders and subject to certain conditions, into shares of the Company Series B Preferred Stock. One of the investors was D. Bradly Olah, the Company’s President, and another investor was a corporation that is affiliated with Russell C. Mix, the Company’s Chief Executive Officer. All of these notes were converted into shares of the Company’s Series B Preferred Stock on October 27, 2005.

On May 24, 2005, the Company entered into a Redemption Technology and Supply Agreement with Bally Gaming, Inc., a Nevada corporation. The Redemption Technology and Supply Agreement and the license granted thereunder last for an initial term of five years, but may be extended if the Company meets certain performance targets. Under the Redemption Technology and Supply Agreement, the Company will pay an upfront fee of $5 million, payable as follows: $1 million was paid in June 2005; $1 million was due no later than August 15, 2005; and the remaining $3 million is payable pursuant to an unsecured two-year promissory note providing payments in four equal installments on each successive six-month anniversary of the Agreement. The note bears interest at 12% per annum. In addition to the upfront fee, beginning in January 2007 the Redemption Technology and Supply Agreement requires the Company to pay royalties monthly based on the number of in-service redemption games during each day of the agreement’s term. On August 15, 2005, the Company received an extension until August 31, 2005 to make the $1 million payment to Bally’s that was due on August 15, 2005. On September 9, 2005 the Company received an additional extension until September 29, 2005 to make the required payment. On September 30, 2005, the agreement was further amended whereby Bally agreed to accept a payment from the Company in partial satisfaction of the total amount owed Bally. In addition, Bally agreed to a payment extension for the remaining balance owed (in the principal amount of $1,572,566) plus accrued interest at 18% per annum, with such remaining amount due on October 31, 2005.

5

On June 30, 2004, the Company signed a three-year non-exclusive License Agreement with Bally Gaming, Inc. The License Agreement calls for the Company to purchase up to 3,000 game cabinets from Bally over the term of the License Agreement. Nevertheless, if the Company has purchased at least 70% of its Class II cabinet purchases from Bally during the term, Bally will waive the 3,000 game cabinet purchase minimum. In addition, the Company was obligated to purchase at least 100 game cabinets from Bally, and incur certain minimum license fee charges of $187,500, by June 30, 2004. As of September 30, 2005, the Company had purchased 105 game cabinets from Bally. In an August 12, 2005 letter agreement, Bally agreed to allow the prepaid license fee to be applied to Class III cabinet purchases. The Company subsequently received a verbal commitment from Bally that the prepaid license-fee can be applied to future “game title” purchases to be used in AWP cabinet purchases.

In October 2005, the Company paid Bally the agreed upon amounts due as of October 31, 2005 under the Redemption Technology and Supply Agreement, as amended, repaid the unsecured promissory note with Crown Bank, repaid the convertible note with Pandora and converted nine unsecured short-term promissory notes into 1,030 shares of its Series B Variable Rate Convertible Preferred Stock. A portion of the proceeds received from the sale of Series B Preferred Stock was used to make these payments. See Note 12 to the financial statements for the period ending September 30, 2005 for details of Series B Variable Rate Convertible Preferred Stock offering.

Management believes that its current cash should be sufficient to satisfy its cash requirements through March 2006. The Company will need to obtain additional cash to meet its needs beyond that date. The Company expects to spend a significant amount on capital equipment purchases over the next twelve months, primarily as it places its gaming machines in amusement-with-prize facilities. The terms of the Securities Purchase Agreement executed with the purchasers of the Company’s Series B Variable Rate Convertible Preferred Stock gives the Company the option, after meeting certain milestones, of requiring the purchasers to make a pro-rata additional purchase of an additional $2,580,000 of Series B Variable Rate Convertible Preferred Stock.

Other Recent Developments

Series B Preferred Stock Financing. On Thursday, October 27, 2005, Spectre offered and sold an aggregate of 7,420 shares of the Company’s Series B Variable Rate Convertible Preferred Stock (“Series B Preferred Stock”), together with warrants to purchase an aggregate of 4,637,500 shares of the Company’s common stock, solely to accredited investors in a private placement offering exempt from registration under the Securities Act of 1933.

In connection with the private placement, the Company entered into a Securities Purchase Agreement with purchasers of the securities pursuant to which shares of Series B Preferred Stock were sold for $1,000 per share. The Securities Purchase Agreement contains customary representations, warranties and covenants and provides for the conversion of shares of Series B Preferred Stock into common stock pursuant to the terms of the Company’s Certificate of Designation for Series B Preferred Stock (as amended), at a conversion price of $1.60 per share (subject to adjustment as provided therein). Subscriptions for an aggregate of 1,230 shares of Series B Preferred Stock were accepted, in lieu of cash, upon conversion of $1,230,000 of principal amount in loans made to the Company. Among subscribers converting loans into securities sold in the private placement were D. Bradly Olah, the Spectre’s President, and Prolific Publishing, Inc., a corporation of which Russell C. Mix, the Chief Executive Officer of Spectre Gaming, is a director. Sales of the Series B Preferred Stock and warrants raised an aggregate of $7,420,000 in gross proceeds (which figure includes the conversion of $1,230,000 of principal amount of loans made to the Company) less approximately $556,500 in sales commissions payable in cash. In addition to cash compensation, selling agents received five-year warrants to purchase an aggregate of 695,624 shares of common stock at $1.84 per share.

6

As indicated above, the Company also delivered to the purchasers of Series B Preferred Stock five-year warrants to purchase an aggregate of 4,637,500 shares of the Company’s common stock at $1.84 per share. The warrants contain customary provisions for adjustment to the exercise price in the event of stock splits, combinations and dividends, and include cashless-exercise provisions. The warrants also contain anti-dilution adjustments to the exercise price and number of common shares issuable upon exercise in the event of certain dilutive issuances of equity securities.

Also in connection with the private placement, the Company entered into a Registration Rights Agreement with the purchasers of the securities, pursuant to which the Company agreed to file a registration statement with the SEC within 45 days of the closing and use its best efforts to obtain effectiveness of the registration statement thereafter. The registration statement will cover the resale of shares of common stock underlying the securities. The Company’s failure to abide by the filing, effectiveness and certain other covenants contained in the Registration Rights Agreements will result in the Company’s obligation to pay liquidated damages in the form of cash or common stock at the rate of one percent of the subscription amount of each purchaser for any initial failure, and two percent of the subscription amount of each purchaser for each failure continuing more than 30 days (and for each 30-day period thereafter).

Neither the securities offered and sold in the private placement, nor the shares of common stock underlying such securities, were registered under the Securities Act, and therefore may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company offered and sold the above-referenced securities in reliance on the statutory exemption from registration in Section 4(2) of the Securities Act, and on Rule 506 under the Securities Act. The disclosure about the private placement and related agreements contained in this report does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, and is made as permitted under Rule 135c under the Securities Act.

Amendments to Certificate of Designation. On October 24 and October 26, 2005, the Company filed amendments with the Minnesota Secretary of State to its Certificate of Designation for Series B Preferred Stock. The October 24 amendment changed the initial price at which holders of the Series B Preferred Stock may convert their preferred shares into the common stock to $1.60. The October 26 amendment added the clarifying language to certain covenants of the Company to not adversely affect the rights of holders of the Series B Preferred Stock through corporate transactions without the prior approval of holders of a majority of outstanding Series B Preferred Stock.

Changes in Management and Board of Directors. On October 28, 2005, Brian D. Niebur resigned from the Company’s board of directors and his position as Company’s Chief Financial Officer. Effective as of the same date, the Company’s board of directors appointed D. Bradly Olah, the Company’s President, to serve as a director. It is not anticipated that Mr. Olah will be appointed to serve on any committees of the board of directors.

Also effective as of October 28, 2005, the board of directors appointed Kevin Greer as the Company’s Chief Financial Officer. From 2002 until joining the Company, Mr. Greer had an independent consulting practice providing accounting, tax and management services to a variety of companies ranging in size from start-ups to a Fortune 500 company. Mr. Greer served as Chief Financial Officer for each of eMedicalFiles, Inc. from 2000 to 2002, New Horizon Kid’s Quest, Inc. (formerly Nasdaq SmallCap: KIDQ) from 1992 to 1999 and New Horizon Child Care, Inc. from 1986 to 1999. Mr. Greer is a Certified Public Accountant.

For his services as Chief Financial Officer, the Company will compensate Mr. Greer with an annual salary in the amount of $120,000 and granted Mr. Greer a five-year non-qualified option to purchase up to 250,000 shares of common stock at a per-share price of $1.60. The option will vest ratably over three years in installments of 83,333, 83,333 and 83,334 shares on October 28, 2006, 2007 and 2008, respectively.

7

Spectre Gaming, Inc.
Quarter Ended September 30, 2005
Table of Contents

Page No.
Financial Information	F-2

Financial Statements	F-2

Balance Sheets at September 30, 2005 (unaudited) and
December 31, 2004 (audited)	F-2

Statements of Operations for the three and six months
ended September 30, 2005 and 2004 (unaudited)	F-4

Statements of Cash Flows for the six months ended
September 30, 2005 and 2004 (unaudited)	F-4

Notes to Financial Statements	F-5

Spectre Gaming, Inc.
Balance Sheets

	As of September 30, 2005	As of December 31, 2004
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$177,588	$2,431,280
Accounts receivable	22,341	7,347
Other receivables	76,561	-
Inventory	1,593,012	2,530,683
Deposits	34,133	51,258
Prepaid expenses	67,021	36,939
Total current assets	1,970,656	5,057,507

Property, equipment and leasehold improvements, net	106,809	77,677
Leased gaming equipment, net	845,739	734,720
Long-term technology and distribution rights, net	4,647,849	-
Prepaid license fees	187,500	187,500
Other assets	36,945	213,587
Total assets	$7,795,498	$6,270,991

LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Convertible note payable, net	$160,300	$354,134
Current portion of long-term debt	2,250,000	-
Short-term debt, net	3,000,000	1,373,611
Accounts payable	505,929	687,518
Accrued payroll	68,894	-
Accrued expenses	226,026	168,791
Accrued payable - long-term technology and distribution rights	812,567	-
Total current liabilities	7,023,716	2,584,054

Long-term debt, less current portion	750,000	-
Total liabilities	7,773,716	2,584,054

SHAREHOLDERS’ EQUITY:
Capital stock, par value $.01 per share, 100,000,000 shares authorized:
Series A Convertible Preferred Stock, par value $.01 per share:
Authorized shares--466,666
Issued and outstanding shares:
43,334 and 206,667 shares at September 30, 2005 and December 31, 2004, respectively	433	2,067
($65,000 and $310,000 liquidation preference at September 30, 2005 and December 31, 2004, respectively)
Series B Variable Rate Convertible Preferred Stock, 30,000 shares authorized, none issued and outstanding	-	-
Common stock, par value $.01 per share:
Authorized shares--99,503,334
Issued and outstanding shares:
13,426,939 and 12,888,213 at September 30, 2005 and December 31, 2004, respectively	134,269	128,882
Additional paid-in capital	26,643,209	25,087,624
Accumulated deficit	(26,531,185)	(20,608,011)
Deferred equity compensation	(224,944)	(923,625)
Total shareholders’ equity:	21,782	3,686,937
Total liabilities and shareholders’ equity	$7,795,498	$6,270,991

See accompanying notes to financial statements.

Spectre Gaming, Inc.
Statements of Operations
(Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004

Revenue	$150,983	$-	$399,867	$-

Cost of revenues	94,961	-	270,051	-
Gross profit	56,022	-	129,816	-

OPERATING EXPENSES:
Research and development	165,892	-	370,924	850,000
Sales and marketing	389,454	-	1,325,414	-
General and administrative	596,926	722,509	1,868,792	1,547,800
Impairment of gaming equipment in inventory	500,527	-	500,527	-
Impairment of leased gaming equipment	281,459	-	281,459	-
Total operating expenses	1,934,258	722,509	4,347,116	2,397,800

Operating loss	(1,878,236)	(722,509)	(4,217,300)	(2,397,800)

OTHER INCOME (EXPENSE):
Interest income	1,851	1,001	15,425	3,099
Interest expense	(936,353)	(265,067)	(1,721,299)	(359,617)
Net loss	$(2,812,738)	$(986,575)	$(5,923,174)	$(2,754,318)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(0.21)	$(0.09)	$(0.45)	$(0.27)

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic and diluted	13,404,701	10,994,420	13,213,178	10,106,932

See accompanying notes to financial statements.

Spectre Gaming, Inc.
Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended September 30,
	2005	2004
Operating activities
Net loss	$(5,923,174)	$(2,754,318)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	189,694	5,614
Impairment of gaming equipment in inventory	530,527	-
Impairment of leased gaming equipment	281,459	-
Common stock issued for purchased research and development	-	712,500
Stock options and warrants issued for services	457,819	220,416
Amortization of original issue discount	521,388	228,655
Amortization of debt issuance costs	861,512	83,062
Amortization of long-term technology and distribution rights	352,151	-
Changes in operating assets and liabilities:
Accounts receivable	(14,994)	-
Other receivables	(76,561)	-
Inventory	(116,628)	(1,723,354)
Deposits	15,319	(611,242)
Prepaid license fees	-	(187,500)
Prepaid expenses	(30,082)	(7,095)
Other assets	-	(6,650)
Accrued payable, long-term technology and distribution rights	(187,433)	-
Accounts payable	(181,589)	814,720
Accrued payroll	68,894	(3,942)
Accrued expenses	57,235	99,751
Net cash used in operating activities	(3,194,463)	(3,129,383)

Investing activities
Purchases of property, equipment and leasehold improvements	(87,532)	(90,565)
Technology and distribution rights	(1,000,000)	-
Net cash used in investing activities	(1,087,532)	(90,565)

Financing activities
Debt issuance costs	(105,000)	(143,000)
Proceeds from sale of common stock, net of issuance costs	-	1,067,040
Proceeds from convertible note payable and common stock warrants issued	-	2,600,000
Proceeds from notes payable	2,380,000	-
Payments on convertible notes payable	(246,697)	(69,150)
Net cash provided by financing activities	2,028,303	3,454,890
Increase (decrease) in cash and cash equivalents	(2,253,692)	234,942
Cash and cash equivalents at beginning of year	2,431,280	323,675
Cash at end of period	$177,588	$558,617

Supplemental cash flow information:
Cash paid for interest	$318,354	$36,668

Non-cash Investing and Financing Activities:
Common stock issued for payment on convertible notes payable	$342,136	$-
Warrants issued for services relating to debt issuance	$578,064	$225,000
Inventory transferred to leased gaming equipment	$523,775	$-
Accrued payable in exchange for long-term technology and distribution rights	$812,567	$-
Unsecured promissory note in exchange for long-term technology and distribution rights	$3,000,000	$-

See accompanying notes to financial statements.

Spectre Gaming, Inc.
Notes to Financial Statements
September 30, 2005 and 2004
(unaudited)

Note 1. Business Description.

Spectre Gaming, Inc. (the “Company” or “Spectre,”  “we,”  “us” or “ours”) (formerly OneLink, Inc.) was incorporated in Minnesota in June 1990 under the name MarketLink, Inc. At that time, the Company provided telecommunications-based business-intelligence services to client end users. In January 1997, the Company changed its name to OneLink Communications, Inc., and later in June 2000, changed its name to OneLink, Inc. In July 2002, the Company ceased operating its telecommunications-based business, and in December 2002 sold substantially all of its assets. In September 2003, the Company adopted a new business plan focused on providing interactive electronic games to the Native American and charitable gaming markets, and in January 2004 changed its name to Spectre Gaming, Inc. The Company now designs and develops networks, software and content that provide its customers with a comprehensive gaming system, and has begun placing its gaming machines on casino floors.

In May 2005 the Company acquired the exclusive license to a proprietary technology (Alpha-AWP) for the development and deployment of casino-style redemption or amusement-with-prize (AWP) games. The Company has begun the development of AWP games and plans to distribute the games to operators at various retail, commercial and entertainment venues in the United States which allow for such devices.

To fund its business, the Company has engaged in debt and equity financing. The Company anticipates engaging in additional financings in the future. Nevertheless, there can be no assurance the Company will raise the necessary capital to fund its business.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company had net losses for the quarter and nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, had an accumulated deficit at September 30, 2005. Due to the completion of the sale of 7,420 shares of the Company’s Series B Variable Rate Convertible Preferred Stock (the “Series B Preferred Stock”) on October 27, 2005 (see Note 12), the Company believes that it has adequate liquidity to fund its operations at least through March 2006.

Note 2. Summary of Significant Accounting Policies.

Interim Financial Information. The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the U. S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. Operating results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The accompanying financial statements and related notes should be read in conjunction with the Company’s audited financial statements, and notes thereto, for the fiscal year ended December 31, 2004, contained in its Annual Report on Form 10-KSB for the year ended December 31, 2004.

The financial information furnished reflects, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of the interim periods presented.

Revenue Recognition. The Company currently derives its revenues primarily in two ways, outright sales of machines or participation arrangements with its customers. Revenue for machine sales is recorded upon shipment or upon the expiration of any applicable trial periods granted to the customer. Under the participation arrangements, the Company retains ownership of the equipment installed at a customer site and receives revenue based on a percentage of the hold per day generated by each gaming system, which is generally considered both realizable and earned at the end of each gaming day. The Company accounts for the revenue received on participation agreements as operating lease revenue.

The Company records amounts being charged to customers for shipping and handling as sales in accordance with Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Shipping and handling costs incurred by the Company are included in cost of goods sold.

The SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” which sets forth the SEC staff’s position regarding the point at which it is appropriate for a registrant to recognize revenue. The staff believes that revenue is realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. The Company used the above criteria to determine whether revenue could be recognized, and is recognizing revenue in accordance with SAB 104.

Cash and Cash Equivalents. The Company includes as cash and cash equivalents highly liquid, short-term investments with maturity of three months or less when purchased, which are readily convertible into known amounts of cash. The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

Accounts Receivable. The Company reviews customers’ credit history before extending unsecured credit and establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information. Accounts receivable over 30 days are considered past due. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and specific circumstances of the customer. No allowance was considered necessary at September 30, 2005 and December 31, 2004, respectively.

The Company extends unsecured credit to customers in the normal course of business.

Inventory. Inventory, which consists principally of gaming products and related materials, is stated at the lower of cost (determined on the first-in, first-out method) or market. At September 30, 2005, the Company had $475,135 of finished goods inventory and $1,117,877 of spare parts and gaming cabinets. At December 31, 2004 the Company had $652,114 of finished goods inventory and $1,878,569 of spare parts and gaming cabinets.

During the quarter ended September 30, 2005 the Company determined the carrying cost of certain of its inventory exceeded what it expects to realize from future sales. A charge against earnings was made in the amount of $500,527.

Prepaid License Fees. $187,500 of the prepaid license fees relate to licenses associated with the themes of certain gaming machines which are licensed from unrelated parties. Under participation agreements and upon the placement of the machines into service, the Company will begin amortizing the licenses over the estimated useful life of the pertinent machines of 3 years.

Leased Gaming Equipment and Property, Equipment and Leasehold Improvements. Leased gaming equipment and property, equipment and leasehold improvements were stated at cost. Gaming machines placed with customers under participation arrangements are included in leased gaming equipment. Depreciation of an asset is recognized on the straight-line basis over the asset’s estimated useful life ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life. Maintenance, repairs and minor renewals are expensed when incurred. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in the Company’s results of operations. Depreciation and amortization expense on leased gaming equipment and property, equipment and leasehold improvements was $64,818 and $189,694 for the three and nine months ended September 30, 2005, respectively and was $5,297 and $5,614 for the three and nine months ended September 30, 2004, respectively.

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its fair value, which considers the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. During the third quarter ended September 30, 2005, the Company recorded an impairment writedown of assets totaling $281,459 relating to gaming machines placed with customers under participation agreements. Management determined that the writedowns were necessary due to poor performance of the machines placed at customer locations, and management’s anticipated decision to withdraw from the Class II and Class III gaming markets (see Note 12 below).

Technology and Distribution Rights. The Company’s technology and distribution rights relate to a $5,000,000 fee for redemption technology licensed from Bally Gaming, Inc. The technology and distribution rights are being amortized over the five-year term of the agreement. (Note 8)

Debt Issuance Costs. The Company capitalizes debt issuance costs and amortizes the costs over the life of the loan using the straight-line method, which approximates the interest method. The capitalized costs related to the convertible debt investment from Pandora Select Partners L.P. (“Pandora”) in May 2004 include the origination fee paid to Pandora of $33,000, the $50,000 cash paid to Blake Capital Advisors, LLC (“Blake”), the value of the warrants issued to Blake and $10,000 of legal fees, and are included in other assets in the financial statements. The warrants issued to Blake were valued at $225,000 using the Black-Scholes pricing model. The capitalized costs related to the loans from Pandora and Whitebox Intermarket Partners L.P. (“Whitebox”) in September 2004 includes the origination fee paid of $45,000 and $5,000 of legal fees. The capitalized costs related to the loans from Pandora and Whitebox in September 2004 also include the fee paid in March 2005 of $37,500 to allow the Company to extend the due date of the notes. The capitalized costs related to the loan from Crown Bank in June 2005 include the origination fee paid of $30,000 and the value of the warrants issued to Ronald E. Eibensteiner (the Company’s former Chairman and Chief Executive Officer) and D. Bradly Olah, who became the Company’s President on August 2, 2005, for their personal guarantee of the loan. The warrants issued to Messrs. Eibensteiner and Olah were valued at $578,064 using the Black-Scholes pricing model. At September 30, 2005 the Company had $28,489 of unamortized debt issuance costs and at December 31, 2004 the Company had unamortized debt issuance costs of $206,937, classified as other assets on the balance sheet. Amortization of the debt issuance costs for the three months ended September 30, 2005 and 2004 was $613,154 and $59,096, respectively and for the nine months ended September 30, 2005 and 2004 was $861,512 and $83,062, respectively. Estimated amortization of remaining debt issuance costs is $28,489 for the year ending December 31, 2005.

Research and Development Costs. Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a software’s technological feasibility has been established and ending when the software code is completed and incorporated in gaming systems. The Company uses the working model approach to determine technological feasibility. Generally, the Company’s software is placed into gaming products soon after technological feasibility has been established. As a result, the Company has not capitalized any internal software development costs, since such costs have not been significant and the products are released shortly after technological feasibility. Research and development expense was $165,892 and $0 for the three months ended September 30, 2005 and 2004, respectively and was $370,924 and $850,000 for the nine months ended September 30, 2005 and 2004, respectively.

Net Loss Per Common Share. Basic and diluted loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding for the reporting period. Dilutive common-equivalent shares have not been included in the computation of diluted net loss per share because their inclusion would be antidilutive. Antidilutive common-equivalent shares issuable based on future exercise of stock options or warrants could potentially dilute basic loss per common share in subsequent years. All options and warrants outstanding were antidilutive for the three and nine months ended September 30, 2005 and 2004.

Employees

Stock-Based Compensation. In accordance with Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations, the Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's general policy is to grant stock options and warrants at fair value at the date of grant. Options and warrants issued to employees are recorded at fair value, as required by Statement of Financial Accounting Standards (“SFAS”) No. 123 "Accounting for Stock Based Compensation", using the Black-Scholes pricing model. The Company has adopted the disclosure only provision of SFAS No. 148, “Accounting for Stock Based Compensation.”

The Company applies APB No. 25 and related interpretations in accounting for its stock options and warrants issued to employees. Had compensation costs for the Company's stock options and warrants been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been changed to the approximate pro forma amounts indicated below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net loss:
As reported	$(2,812,738)	$(986,575)	$(5,923,174)	$(2,754,318)
Pro forma	(3,086,601)	(1,107,739)	(6,641,343)	(3,123,853)

Basic and diluted net loss per common share
As reported	$(0.21)	$(0.09)	$(0.45)	$(0.27)
Pro forma	(0.23)	(0.10)	(0.50)	(0.31)

Stock-based compensation
As reported	$-	$153,937	$-	$220,416
Pro forma	273,863	121,164	718,169	369,535

The following significant assumptions were utilized to calculate the fair value information presented utilizing the Black-Scholes pricing model:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Risk Free interest rate	4.17%	2.94%	3.96%	2.93%
Expected life	4.0 years	4.0 years	4.3 years	4.96 years
Expected volatility	162%	642%	148%	637%
Expected dividends	0%	0%	0%	0%

Non-employees

Through September 30, 2005, the Company has outstanding options and warrants to purchase 1,422,366 shares of the Company’s common stock to non-employees, mostly consultants, with exercise prices ranging from $0.75 per share to $3.30 per share and expiring at various times through June 2014. Pursuant to Emerging Issues Task Force 96-18 (EITF 96-18), “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” the Company will value and record an expense related to the options on the earlier of the date a performance commitment is met or the date the performance is complete. The Company recorded an expense of $78,986 and $153,937 for the three months ended September 30, 2005 and 2004, respectively, and an expense of $457,819 and $220,416 for the nine months ended September 30, 2005 and 2004, respectively, in accordance with EITF 96-18. During the nine months ended September 30, 2005, options for 265,000 shares of the Company’s common stock were cancelled.

Reclassifications. Certain accounts in the prior quarter financial statements have been reclassified for comparative purposes to conform with the presentation in the current quarter financial statement. These reclassifications had no effect on the net loss or shareholders’ equity.

Recent Accounting Pronouncements. In June 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its financial statements.

In December 2004, FASB issued SFAS No. 123R which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for the type of valuation model. FASB No. 123R is effective for small business issuers as of the beginning of interim or annual reporting periods that begin after December 15, 2005. The Company will adopt SFAS No. 123R in its first fiscal 2006 quarter. The impact of SFAS No. 123R has not been determined by the Company.

Note 3. Software

On March 4, 2004, the Company signed a Software Development Agreement with MET Games, Inc. (“MET”) to purchase certain Linux-based software and technology being developed by and owned by MET for the operation of certain gaming computers and systems. Pursuant to the agreement, the Company made a $250,000 cash payment to MET and issued 800,000 unregistered, restricted shares of the Company’s common stock.

The Company had the right to terminate the agreement and recover the $250,000 payment and 800,000 unregistered, restricted shares of the Company’s common stock if MET failed to deliver software that met the specifications detailed in the agreement or in the event that MET failed to provide the software in accordance with the development schedule detailed in the agreement. Despite this fact, due to the development of the software not having reached technological feasibility on the date of the agreement and the $250,000 cash payment being a significant performance commitment, the Company expensed the cash payment and the value of the common stock, $600,000, as research and development expense. For this purpose, the common stock was valued at $0.75 per share, based upon the price of the Company’s then recently completed private placement.

MET is wholly-owned by an individual who became an employee of the Company on March 4, 2004.

On February 3, 2005, the Company and MET executed an amendment to the Software Development Agreement to be effective January 24, 2005. The amendment provides for the Company’s acceptance of MET’s non-conforming delivery of the software in exchange for MET’s reimbursement to the Company of up to $100,000 for all internal and external costs and expenses related to the completion of the software and the Company’s access to MET’s office and warehouse space to facilitate the completion of the software. As of September 30, 2005, $76,561 has been recorded as an other receivable for expenses related to completion of the software. The Company intends to complete the development of the bingo software internally. In connection with the amendment, the Company agreed to release the restrictions on 100,000 shares of common stock immediately and on the remaining 700,000 shares commensurate with revised milestone achievements. The amendment did not change the Company’s ownership rights or limit its risks with respect to the completed software. As a result there were no accounting adjustments or revisions attributable to this amendment.

Note 4. Shareholder’s Equity

Common Stock

In November 2003, the Company began a private placement which ended in March 2004 (the “Offering”). A majority of the sales of the Company’s common stock occurred after December 31, 2003. In the Offering, the Company sold a total of 1,796,829 shares of its common stock (of which 1,531,989 were sold in 2004) for a per share price of $0.75 (i.e., raising a gross total of $1,347,626, $1,148,996 of which was raised in 2004). The Offering was a private placement made under Rule 506 promulgated under the Securities Act of 1933, as amended. The Company raised funds in this private placement in anticipation of entering into the business of developing, manufacturing, distributing and servicing gaming machines, primarily for the Native American and charitable gaming markets. The Company used an agent for a portion of these sales. As a fee, the Company paid the agent $62,550 in cash and issued the agent fully-vested five-year warrants to purchase up to 83,400 shares of the Company’s common stock for an exercise price of $0.75 per share. In addition, the Company incurred legal fees and other expenses of $19,407 related to the Offering.

In November, 2004, the Company completed a private placement (the “Second Offering”) of 1,811,429 Units (“Units”), each consisting of one share of common stock, par value $.01 per share, and five-year warrants to purchase one additional share of common stock at a purchase price of $3.75 per share. The per-Unit price was $2.50 (i.e., raising a gross total of $4,528,573). The Company used two agents in completing the sale of the Units in the Second Offering. As a fee, the Company paid the agents $362,286 in cash, and issued the agents fully-vested five-year warrants to purchase up to 181,143 Units for an exercise price of $2.50 per Unit. In addition, the Company incurred legal fees and other expenses of $70,898 related to the Second Offering.

In connection with the two transactions, the cash paid and the legal fees incurred were recorded as reductions in the proceeds received.

Preferred Stock

The Company’s Series A Convertible Preferred Stock has voting rights identical to common stock. In the event of liquidation, the Series A Convertible Preferred shareholders receive a liquidation preference. Although no dividends are required with respect to the Series A Preferred Stock, no dividend shall be paid on any shares of common stock unless comparable dividends are paid on the Series A Convertible Preferred Stock.

The holders of Series A Convertible Preferred Stock may elect to convert all or a portion of such shares into shares of the Company’s common stock in the manner set forth in the Series A Convertible Preferred Stock Certificate of Designation on file with the Minnesota Secretary of State. After adjustment pursuant to the terms of the Certificate of Designation, each share of Series A Convertible Preferred Stock currently converts into 2.257 shares of the Company’s common stock.

As of December 31, 2004, holders of 233,333 shares of the Company’s Series A Convertible Preferred Stock had converted their preferred shares into 526,597 shares of the Company’s $.01 par value common stock. During the nine months ended September 30, 2005 holders of 163,333 shares of the Company’s Series A Convertible Preferred Stock converted their preferred shares into 368,617 shares of the Company’s $.01 par value common stock. At September 30, 2005 there were outstanding 43,334 shares of Series A Convertible Preferred Stock which were convertible into an aggregate of 97,798 shares of the Company’s common stock with a liquidation preference of $65,000.

On September 29, 2005, the Company filed a certificate of designation with the Minnesota Secretary of State which designates and authorizes for issuance a new series of preferred stock denominated "Series B Variable Rate Convertible Preferred Stock" (the "Series B Preferred Stock"). Under the terms of the certificate of designation, the Company is authorized to issue up to 30,000 shares of the Series B Preferred Stock which are convertible into shares of the Company's common stock. Holders of Series B Preferred Stock will be entitled to cumulative dividends, payable quarterly, in cash or (subject to certain limitations) through the issuance of common stock. Holders of Series B Preferred Stock will not be entitled to vote on matters submitted to a vote of the Company's shareholders, except under limited circumstances set forth in the certificate of designation and as otherwise required under Minnesota law. The certificate of designation provides holders of Series B Preferred Stock with a liquidation preference in the amount of the stated value of their preferred shares plus accrued but unpaid dividends thereon. As of September 30, 2005, the Company had not issued any Series B Preferred Stock. For further information, see Note 12 below.

Note 5. Convertible Note Payable

On May 20, 2004, the Company received $1,100,000 in a convertible debt investment from Pandora. The note was payable in interest only, at 10% per annum, through August 20, 2004, and thereafter is payable in equal monthly installments over the next 15 months. The note is convertible by Pandora into common stock of Spectre at $2.50 per share, and allows Spectre, subject to certain conditions and limitations, to make monthly installment payments with its common stock at a price per share equal to 90% of the average closing bid price of the common stock over the 30 trading days immediately preceding the payment date. In connection with the financing, Spectre paid a 3% origination fee, issued a fully-vested five-year warrant for the purchase of 200,000 shares of Spectre’s common stock at $2.50 per share, and granted Pandora a security interest in the Company’s assets. The gross proceeds of $1,100,000 were allocated between the convertible note and the common stock warrants based on the relative fair values of the securities at the time of issuance. The common stock warrants were valued using the Black-Scholes pricing model. The resulting original issue discount, the fair value of the warrants and the beneficial conversion of the note into common stock as defined in EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” will be amortized over the life of the promissory note using the straight-line method, which approximates the interest method. The note is convertible by the holder any time in whole or in part upon written notice to the Company. Such conversion is limited to the extent the holder’s beneficial ownership interest would exceed 4.99% of outstanding common stock at conversion. In addition, Spectre agreed to file a registration statement by November 3, 2004, which date was extended to November 30, 2004, with the SEC, covering the issuance or resale of the shares of Spectre’s common stock which may be issued in connection with the note and warrant issued to Pandora, and cause the same to be effective by February 1, 2005. The Company filed the registration statement on November 30, 2004 and the registration statement was declared effective on January 24, 2005. In connection with the financing, the Company also paid a finder’s fee to Blake of $50,000 and issued a fully-vested five-year warrant for the purchase of 50,000 shares of the Company’s common stock at $2.50 per share and a fully-vested five-year warrant for the purchase of 50,000 shares at $3.00 per share, and paid legal fees of $10,000. The fees and the value of the warrants were recorded as deferred financing costs and will be amortized over the life of the convertible debt.

The allocation of the gross proceeds of the convertible note payable is summarized below as of September 30, 2005:

Convertible note payable, total borrowed	$1,100,000
Value of 200,000 warrants allocated to additional paid in capital	(450,000)
Value of beneficial conversion of note payable allocated to additional paid in capital	(340,000)
Convertible note payable, net of original issue discount	310,000
Amortization of original issue discount	719,211
Principal payments on convertible note	(868,911)
Convertible note payable, net	$160,300

On October 27, 2005 the Company issued 200 shares of its Series B Preferred Stock in exchange for the reduction of $200,000 of the balance due Pandora on the $1.1 million convertible note (See Note 12 below). On October 28, 2005 the Company made a payment of $35,457 representing the remaining balance of principal and interest on the note.

Note 6. Short-term Debt

On September 10, 2004, the Company issued two $750,000 promissory notes bearing interest at the rate of 10% per annum. One note was issued to Pandora and the other note was issued to Whitebox. The notes were payable interest only through March 10, 2005, at which time the principal was due. In connection with the financing, Spectre paid a 3% origination fee, issued five-year warrants for the purchase of 50,000 shares of Spectre’s common stock at $3.00 per share to both Pandora and Whitebox, and granted Pandora and Whitebox security interests in the Company’s assets. The warrants contain provisions that provide for the exercise price to be adjusted downward if the Company issues additional common stock or common stock equivalents with a lower exercise price. The gross proceeds of $1,500,000 were allocated between the notes and the common stock warrants based on the relative fair values of the securities at the time of issuance. The common stock warrants were valued using the Black-Scholes pricing model. The resulting original issue discount and the fair value of the warrants will be amortized over the life of the promissory notes using the straight-line method, which approximates the interest method. In addition, Spectre agreed to file a registration statement by February 1, 2005 with the SEC, covering the issuance or resale of the shares of Spectre’s common stock which may be issued in connection with the warrants issued to Pandora and Whitebox. The Company filed the registration statement on November 30, 2004 and the registration statement was declared effective on January 24, 2005.

On March 10, 2005, the Company signed amendments to the two $750,000 secured promissory notes issued to Pandora and Whitebox. The amendments extend the due date of the notes to June 10, 2005, which date was further extended by the Company to September 10, 2005. As part of the amendments the Company agreed to maintain assets whose value equals or exceeds the principal interest amounts then owned under the notes. For purposes of valuing the assets for compliance under this provision, the Company’s cash shall be valued at 100%, the Company’s accounts receivable shall be valued at 80% and the Company’s inventory and fixed assets shall be valued at 50% of their respective book values. As consideration for the amendments, the Company paid Pandora and Whitebox each $18,750 and amortized the expense over the first extension period. In June 2005, the Company elected to extend the notes to September 10, 2005, and paid Pandora and Whitebox each $18,750 and amortized the expense over the second extension period. On September 28, 2005 the Company entered into Forbearance and Extension Agreements with both Pandora and Whitebox extending the maturity dates of the two notes until September 30, 2006. Pursuant to the agreements, beginning October 10, 2005 and on the 10th day of each month thereafter, the Company is required to pay the accrued interest on the notes.

The allocation of the gross proceeds of the short-term debt is summarized below as of September 30, 2005:

Short-term debt, total borrowed	$1,500,000
Value of 100,000 warrants allocated to additional paid in capital	(325,000)
Short-term debt, net of original issue discount	1,175,000
Amortization of original issue discount	325,000
Total short-term debt, net	$1,500,000

On September 30, 2005, the Company issued eight unsecured short-term promissory notes to eight separate investors in exchange for a total of $880,000. On the same day, the Company obtained an oral commitment from another investor to loan the Company $150,000 for an identical unsecured promissory note. All of the promissory notes will accrue interest at the rate of 6% per annum, and become due and payable in full on October 21, 2005. The promissory notes (including accrued interest) are convertible, at the option of the noteholders and subject to certain conditions, into shares of the Company Series B Preferred Stock on or prior to their maturity date. One of the investors is D. Bradly Olah, the Company's President, and another investor is a corporation that is affiliated with Russell C. Mix, the Company's Chief Executive Officer.

In connection with the financing, the Company issued to the investors five-year warrants to purchase an aggregate of 1,760,000 shares of the Company's common stock for one dollar per share. The proceeds of $880,000 were allocated between the short-term notes and the warrants based on the relative fair market values of the securities at the time of issuance. The warrants were valued using the Black Scholes pricing model. The resulting original issue discount is being amortized over the life of the short-term notes using the straight-line method, which approximates the interest method. The beneficial conversion of the promissory notes into the Company’s common stock was valued using the Black Scholes pricing model, and determined to be zero. The warrants contain customary provisions for adjustment to the exercise price in the event of stock splits, combinations and dividends, and include cashless-exercise provisions. The warrants also contain anti-dilution adjustments to the exercise price and number of common shares issuable upon exercise in the event of certain dilutive issuances of equity securities. In addition, upon funding, the Company will deliver to the investor from whom it received a funding commitment for $150,000, an identical fully vested five-year warrant for the purchase of 300,000 common shares.

On October 27, 2005, all of the unsecured short-term convertible promissory notes, totaling $880,000, were converted into an aggregate of 880 shares of the Company’s Series B Preferred Stock (see Note 12).

The allocation of the gross proceeds of the short-term debt is summarized below as of September 30, 2005:

Short-term debt, total borrowed	$880,000
Value of 1,760,000 warrants allocated to additional paid in capital	(880,000)
Total short-term debt, net	$0

Note 7. Class II License Agreement

On June 30, 2004, the Company signed a three-year non-exclusive license agreement (“License Agreement”) with Bally Gaming Inc. (“Bally”). The License Agreement calls for the Company to purchase up to 3,000 game cabinets from Bally over the term of the License Agreement. Nevertheless, if the Company has purchased at least 70% of its Class II cabinet purchases from Bally during the term, Bally shall waive the 3,000 game cabinet purchase minimum. In addition, the Company was obligated to purchase at least 100 game cabinets from Bally, and incur certain minimum license-fee charges of $187,500, by June 30, 2004. As of September 30, 2005, the Company had not taken delivery of any of the products that include the license fee charges and therefore the minimum license fee paid is included in prepaid expenses at September 30, 2005 and December 31, 2004. Upon receipt of the machines that include the license fees and the placement of the machines, through a participation agreement, into service, the Company will begin amortizing the licenses over the three-year estimated useful life of the machines. In an August 12, 2005 letter agreement, Bally agreed to allow the prepaid license to be applied to Class III cabinet purchases. The Company subsequently received a verbal commitment from Bally that the prepaid license-fee can be applied to future “game title” purchases to be used in AWP cabinet purchases.

Note 8. Redemption Technology and Supply Agreement

On May 24, 2005, the Company entered into a Redemption Technology and Supply Agreement (the “Agreement”) with Bally Gaming, Inc., a Nevada corporation.

Under the Agreement Bally granted to the Company: (i) an exclusive license to market and distribute redemption games using equipment containing certain proprietary technology of Bally; (ii) an exclusive license to utilize the technology to develop redemption games and gaming systems; and (iii) a non-exclusive license to use the technology for purposes ancillary to the foregoing (collectively, the “License”). In addition to obtaining the License, the Agreement provides that the Company shall have the right to exclusively license Bally-owned game themes for use with the Company’s redemption games and systems.

The Agreement and the License last for an initial term of five years, but may be extended if the Company meets certain performance targets. Under the Agreement, the Company will pay an upfront License fee of $5 million, payable as follows: $1 million was due on or prior to June 23, 2005; $1 million was due no later than August 15, 2005; and the remaining $3 million was payable pursuant to an unsecured two-year promissory note providing payments in four equal installments on each successive six-month anniversary of the Agreement. The note bears interest at 12% per annum. On August 12, 2005, the Company received an extension until August 31, 2005 to make the $1 million payment to Bally’s that was due on August 15, 2005. On September 9, 2005 the Company received an additional extension until September 29, 2005 to make the required payment. On September 30, 2005, the agreement was further amended whereby Bally agreed to accept a payment from the Company in partial satisfaction of the total amount owed Bally. In addition, Bally agreed to a payment extension for the remaining balance owed (in the principal amount of $1,572,566) plus accrued interest at 18% per annum, with such remaining amount due on October 31, 2005.

In addition to the License fee, beginning in January 2007 the Agreement requires the Company to pay royalties monthly based on the number of in-service redemption games during each day of the Agreement’s term. As of September 30, 2005, the Company has paid the $1 million due on June 23, 2005, paid $187,433 on September 30, 2005 and recorded liabilities for the remaining $3,812,567 payable to Bally.

On October 31, 2005 the Company paid Bally the agreed upon amounts due as of October 31, 2005 under the Agreement as amended.

Under the Agreement, the Company will have the right to have Bally provide transition training services so that Company employees may become familiar with the licensed technology. The Agreement also provides fixed pricing for the Company’s (i) purchase of electronic components containing the licensed technology, (ii) purchase of gaming cabinets in which to house redemption games employing the licensed technology, (iii) purchase of materials to convert the redemption games into video lottery terminals and/or Class III gaming machines (i.e., slot machines), and (iv) acquisition from Bally of other services on an hourly basis.

Note 9. Bank Promissory Note

On June 21, 2005, the Company issued a $1.5 million unsecured promissory note to Crown Bank of Edina, Minnesota. The note was due on August 31, 2005 and bears interest at 1% above prime (7.25% at June 30, 2005). In connection with this loan the Company paid a two percent origination fee, which was amortized from June 21, 2005 until August 31, 2005. The loan was guaranteed by two persons, Ronald E. Eibensteiner (the Company’s former Chairman and Chief Executive Officer) and D. Bradly Olah, who became our President on August 2, 2005. In exchange for their guarantees, the Company issued each of the foregoing guarantors five-year warrants to purchase 150,000 shares of the Company’s common stock at the price of $2.20, the closing price of the common stock on the date of issuance. The warrants were valued at $578,064 using the Black Scholes pricing model and the value of the warrants was amortized from June 21, 2005 until August 31, 2005. On September 29, 2005 the Company entered into a Forbearance and Extension Agreement with Crown Bank of Edina, Minnesota extending the due date of the $1.5 million unsecured promissory until October 31, 2005.

On October 28, 2005, the Company paid the balance in full of the unsecured promissory note to Crown Bank (see Note 12).

Note 10. Related Party Transactions

The Company incurred expenses from a corporation, owned by a former director of the Company and employing another director and officer of the Company, for rent and consulting services of approximately $21,000 and $29,000 during the three months ended September 30, 2005 and 2004, respectively and $76,000 and $74,000 during the nine months ended September 30, 2005 and 2004, respectively.

The Company incurred expenses from a corporation, partially owned by the CEO and director of the Company, for consulting services and expense reimbursements of approximately $94,000 and $35,000 during the three months ended September 30, 2005 and 2004, respectively and $272,000 and $48,000 during the nine months ended September 30, 2005 and 2004, respectively. The Company’s CEO also serves as a director of the corporation.

In February 2004, the Company entered into a consulting agreement with D. Bradly Olah, then a greater-than-five-percent shareholder of the Company. Pursuant to the consulting agreement, Mr. Olah received $12,500 per month for four months (ending as of May 31, 2004) in exchange for general consulting services. On June 1, 2004, the Company entered into a new consulting agreement with Mr. Olah providing for payments of $12,500 per month for a two-year term. In connection with the new consulting agreement, Mr. Olah received options to purchase up to 300,000 shares of the Company’s common stock at an exercise price of $2.15 per share (the fair value of the stock on the date of grant). Beginning on June 15, 2005, the option vests in 100,000-share increments on each June 15 through 2007, and has a five-year term during which the options must be exercised or forfeited. The options will be measured on the date performance is complete; until then variable plan accounting is applied using the Black-Scholes pricing model. The options had a value of $640,954 at June 30, 2005, of which $260,519 had been charged to expense through June 30, 2005. Effective as of August 2, 2005, the Company’s board of directors elected D. Bradly Olah as its President to replace Russell Mix, who continues to serve as the Company’s Chief Executive Officer. The Consulting Agreement with Mr. Olah was terminated as a result of his appointment as President. For his services as President, the Company will compensate Mr. Olah with an annual salary in the amount of $150,000 and, has granted Mr. Olah a ten-year non-qualified option to purchase up to 500,000 shares of common stock at a per-share price of $2.55 (which was greater then the fair value of the stock on the date of grant). The option will vest ratably over three years in installments of 166,666, 166,666 and 166,668 shares on August 2, 2006, 2007 and 2008, respectively. Additionally, the Company and Mr. Olah have entered into a letter agreement amending an option agreement dated June 1, 2004 which the parties entered into in connection with the Consulting Agreement. Under the letter agreement, the parties agreed to (i) cease the vesting of 200,000 unvested shares subject to the 2004 Option Agreement; and (ii) extend the term during which the vested options subject to the 2004 Option Agreement may be exercised through July 26, 2010 (subject to early termination in the event Mr. Olah ceases to serve as an employee of or consultant to the Company). The Company evaluated the accounting treatment of the options according to Emerging Issues Task Force 00-23 (EITF 00-23), "Issues related to the Accounting for Stock Compensation under APB Opinion No. 25, and FASB Interpretation No. 44". Due to the modified stock options being fully-vested at the time of the modification, there was no additional compensation expense recognized related to the modification.

In connection with the convertible debt financing from Pandora, the Company paid $50,000 and issued two fully-vested three-year warrants to Blake Advisors, LLC, a Minnesota limited liability company wholly owned by Wayne W. Mills, a greater-than-five-percent shareholder of the Company. The warrants were issued in exchange for financial-advisory services rendered by Blake. One warrant grants Blake the right to obtain up to 50,000 shares of the Company’s common stock at an exercise price of $2.50 per share, and the second warrant grants Blake the right to obtain up to 50,000 shares of the Company’s common stock at an exercise price of $3.00 per share. The warrants were valued at $225,000 using the Black-Scholes pricing model and will be expensed using the straight-line method over the term of the promissory note. For the three and nine months ended September 30, 2005, the Company recorded expense of $37,500 and $112,500 related to these warrants.

On June 21, 2005 the Company secured a $1.5 million loan from Crown Bank of Edina, Minnesota. In connection with this loan the Company paid a two percent origination fee, which was amortized from June 21, 2005 until August 31, 2005. The loan was guaranteed by two persons, Ronald E. Eibensteiner (the Company’s former Chairman and Chief Executive Officer) and D. Bradly Olah, who became our President on August 2, 2005. In exchange for their guarantees, the Company issued each of the foregoing guarantors five-year warrants to purchase 150,000 shares of the Company’s common stock at the price of $2.20, the closing price of the common stock on the date of issuance. The warrants were valued at $578,064 using the Black Scholes pricing model and were amortized and recorded as an expense from June 21, 2005 until August 31, 2005.

Note 11. Significant Customers

Revenues to two customers accounted for 77% of total revenues during the three months ended September 30, 2005 and revenues to three customers accounted for 72% of total revenues during the nine months ended September 30, 2005.

Note 12. Subsequent Events

On October 27, 2005, the Company offered and sold an aggregate of 7,420 shares of the Company’s Series B Preferred Stock, together with warrants to purchase an aggregate of 4,637,500 shares of the Company’s common stock. The preferred shares are convertible into an aggregate of 4,637,500 of the Company’s common stock at a conversion price of $1.60 per share. The warrants are exercisable for a period of five years at an exercise price of $1.84 per share.

Of the 7,420 shares of Series B Preferred Stock, subscriptions for an aggregate of 1,230 shares were accepted, in lieu of cash, upon conversion of $1,230,000 of the principal amounts of nine unsecured short-term promissory notes made to the Company. Among subscribers converting loans into securities sold in the private placement were D. Bradly Olah, the President of the Company, and Prolific Publishing, Inc., a company of which Russell C. Mix, the Chief Executive Officer of the Company, is a director.

Sales of the Series B Preferred Stock and warrants raised an aggregate of $7,420,000 in gross proceeds (which figure includes the conversion of $1,230,000 of principal amount of loans made to the Company) less approximately $580,000 in sales commissions payable in cash. In addition to cash compensation, selling agents received five-year warrants to purchase an aggregate of 695,624 shares of the Company’s common stock at an exercise price of $1.84 per share.

Subsequent to the completion of the offering, the Company used a portion of the proceeds to pay amounts due through October 31, 2005 to Pandora (Note 5), Bally (Note 8) and Crown Bank (Note 9).

Neither the securities offered and sold in the private placement, nor the shares of common stock underlying such securities, were registered under the Securities Act, and therefore may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Effective as of October 28, 2005, the Company elected Kevin Greer as its Chief Financial Officer. For his services as Chief Financial Officer, the Company will compensate Mr. Greer with an annual salary in the amount of $120,000 and has granted Mr. Greer a five-year non-qualified option to purchase up to 250,000 shares of common stock at a per-share price of $1.60. The option will vest ratably over three years in installments of 83,333, 83,333 and 83,334 shares on October 28, 2006, 2007 and 2008, respectively.

Effective as of October 28, 2005, the Company’s board of directors appointed D. Bradly Olah to its board of directors. Mr. Olah is currently serving as the Company’s President.

Concurrent with the respective appointments of Mr. Greer and Mr. Olah, Brian D. Niebur resigned from the Company’s board of directors and as the Company’s Chief Financial Officer.

Subsequent to September 30, 2005, the Company determined that it would be in its best interest to concentrate its efforts on the AWP market. Associated with this decision, the Company has begun to reduce its workforce and operations in the Class II and Class III gaming markets and anticipates developing a plan to discontinue those operations. For the three and nine months ended September 30, 2005 revenues related to Class II and Class III operations were $150,983 and $399,867 respectively, or 100% of the Company’s revenues year-to-date. The effect on continuing operations would be to reduce revenues and gross margins to zero for the three and nine months ended September 30, 2005.